UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _3__)*

ContinuCare Corporation
(Name of Issuer)

Common Stock**
(Title of Class of Securities)

212172100
(CUSIP Number)

April 21, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

** In addition to common stock we also hold securities convertible into common stock



CUSIP No.      212172100
13G
Page  2 of  3   Pages

1
  NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Pecks Management Partners Ltd.                  11-3015963

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)
	(b)

Not applicable


3 SEC USE ONLY


4
CITIZENSHIP OR PLACE OF ORGANIZATION

New York


5
SOLE VOTING POWER

6,511,584


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH REPORTING
PERSON WITH


6
SHARED VOTING POWER

Not applicable


7
SOLE DISPOSITIVE POWER

6,511,584


8
SHARED DISPOSITIVE POWER

Not applicable


9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,511,584


10
 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
 SHARES (SEE INSTRUCTIONS)
[  ]
Not applicable

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

14.20%

12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA



PECKS MANAGEMENT PARTNERS LTD.

									PAGE 3 OF 3


Item 1a.	ContinuCare Corporation
Item 1b		80 SW 8th Street, 23rd Floor
		Miami, FL 33131

Item 2a		Pecks Management Partners Ltd.
Item 2b		One Rockefeller Plaza, Suite 900
       		New York, NY  10020

Item 2c		New York

Item 2d		Common Stock*
		*In addition to common stock we also hold securities convertible into common stock

Item 2e		CUSIP: 212172100

Item 3e		An Investment Adviser in accordance with 240.13d-1(b)(1)(ii)(E)

Item 4	a	6,511,584
		b	14.20%
		ci	6,511,584
		 ii	Not Applicable
		 iii	6,511,584
		 iv	Not Applicable

Item 5		Not applicable

Item 6		Shares as to which this schedule is filed are owned by four
		(4) investment advisory clients of the person filing this schedule,
		which clients receive dividends and the proceeds from the sale of
		such shares.  One such client is known to have such interest with
		respect to more than 5% of the class and such client is named below.

				Delaware State Employees? Retirement Fund

Items 7-9	Not applicable

Item 10		"By signing below I certify that, to the best of my knowledge and
		belief,the securities referred to above were acquired in the ordinary
		course of business and were not acquired for the purpose of and do
		not have the effect of changing or influencing the control of the
		issuer of such securities and were not acquired in connection with
		or as a participant in any transaction having such purpose or
		effect."

		After reasonable inquiry and to the best of my knowledge and belief,
		I certify that the information set forth is true, complete and correct.

							April 22, 2004

							______________________________
							Robert J. Cresci
							Principal